1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 27, 2012	By	/s/ Zhang Baocai

	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE TENTH

MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the tenth meeting of the fifth session of the Board on 24 August 2012.

This announcement is made pursuant to the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the tenth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 10 August 2012 by way of written notices or e-mails. The meeting was held on 24 August 2012 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting has been held in compliance with the requirements of the PRC Company Law and other PRC laws and regulations , and the Articles of Association of the Company (the “Articles of Association”).

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1.	To approve the “2012 Interim Report of Yanzhou Coal Mining Company Limited”;

The Company will not propose any mid-term distribution nor will the Company increase its share capital through conversion of its capital reserve.

2.	To approve the “Proposal in Relation to Discussion and Approval of the Issue of Bonds in the Overseas Markets” and the submission of such proposal for consideration and approval at a general meeting of the Company;

(1) To approve the proposal of the issue of bonds of an principal amount not exceeding US$2.0 billion by the Company through Yancoal International Resources Development Co., Limited or other eligible wholly-owned offshore subsidiary(ies) of the Company as the issuer, and the submission of the above proposal of bonds issue for consideration and approval at a general meeting of the Company;

(2) To approve the proposal of the provision of a guarantee to the issuer by the Company or its wholly-owned subsidiaries, and the submission of such proposal for consideration and approval at a general meeting of the Company;

(3) To propose that an authorization be granted to the Board (which may in turn authorize the management of the Company) by the shareholders of the Company (the “Shareholders”) at the general meeting to, in accordance with the applicable laws, regulations and opinions and advice of the relevant regulatory authorities and based on the general principle of acting in the best interest of the Company, deal with all matters with full discretion in connection with the bonds issue, including but not limited to the followings:

(i) based on the actual conditions and in consultation with the lead managers, to determine and implement the actual plans of the bonds issue, including but not limited to, the determination of the identity of the issuer, timing of the issue, whether to issue in multiple tranches and in multiple categories, size and term of each tranche and category, term and method of repayment of the principal and interest, pricing method, nominal value, interest rate, whether to incorporate terms of repurchase or redemption, rating arrangements, specific arrangements for the use of proceeds, guarantee matters, offering of the bonds, registration and listing of the bonds and all matters in relation to the issue plan;

(ii) to determine the engagement of intermediaries to participate in the bonds issue, to sign all agreements and documents relating to the bonds issue and the listing of the bonds, including but not limited to, the underwriting agreement, guarantee agreement, bond indenture, intermediaries’ engagement agreements and listing agreement, and to arrange with the relevant information disclosure pursuant to the applicable laws, regulations and other regulatory rules (including but not limited to the preliminary and final offering memoranda of the bonds and all announcements in relation to the bonds issue that are required to be published in compliance with relevant requirements of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the New York Stock Exchange Inc.);

(iii) to determine the engagement of a trustee of the bonds, to sign the trust agreement and to formulate rules for the bondholders’ meeting;

(iv) to deal with the filing and listing matters with regard to the bonds issue, including but not limited to, the preparation, revision, filing and submission of relevant materials relating to the bonds issuance, listing of the bonds and the provision of guarantee by the Company in favour of the issuer, and to sign all relevant filing documents and other legal documents;

(v) in case the applicable laws, regulations and other regulatory rules, policies of PRC regulatory authorities on the offering of bonds in overseas markets or market conditions change, to make relevant adjustments to the issue plan of the bonds, unless Shareholders’ approval is otherwise required pursuant to relevant laws, regulations and the Articles of Association;

(vi) to deal with all other matters in connection with the bonds issue.

(4) That the proposal of the bonds issue shall remain effective for 24 months after it is approved by Shareholders at a general meeting. The term of the above authorization will be from the date of approval by Shareholders at a general meeting to the date on which the proposal of the bonds issue as approved by the Shareholders at the general meeting expires or to the date on which the implementation of the above-mentioned authorized matters is competed (depending on whether the bonds have been issued by then).

3.	To approve the “Proposal in relation to the Amendments to the Articles of Association and relevant Corporate Governance Documents ” and the submission of the proposal for consideration and approval at a general meeting;

(1) to approve the amendments to the Articles of Association, the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedures for the Board of Directors, and to submit the same for consideration and approval at a general meeting; and

(2) to approve the amendments to Rules of Procedures for the General Manager’s Meeting.

For details of the amendments to the Articles of Association, the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedures for the Board of Directors, please refer to the circular and notice of the general meeting of the Company to be despatched in due course.

4.	To approve the “Proposal in relation to the Change in Accounting Estimation”;

Pursuant to the rules and regulations of the Ministry of Finance and the State Administration of Work Safety, to approve the increase of the provision standard of the production safety fees applicable to the coal mines located in Shandong Province and Inner Mongolia Autonomous Region to RMB15 per tonne from RMB8 and RMB10 per tonne, respectively, with effect from 1 February 2012.

Calculated on the basis of China accounting standards, it is estimated that the aforementioned change in accounting estimation will result in an increase of the cost of the Company by approximately RMB270.6 million, a decrease of the gross profits by approximately RMB270.6 million, a reduction of enterprise income tax by approximately RMB67.65 million and a decrease of the net profits of the Company by approximately RMB203 million. However, the aforementioned change in accounting estimation will not affect the profits of the Company calculated based on the International Financial Reporting Standards.

For details, please refer to the “Announcement in relation to Change in Accounting Estimation of Yanzhou Coal Mining Company Limited” dated 24 August 2012 on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.yanzhoucoal.com.cn) and/or PRC newspapers, China Securities Journal, Shanghai Securities News.

5.	To approve the proposal in relation to establishment of Environmental Protection and Energy Saving Department and Resource Development Department;

6. To convene the extraordinary general meeting of Yanzhou Coal Mining Company Limited.

Authorization is given to any director of the Company to determine and finalize the date and time for convening the extraordinary general meeting, the contents of the notice of the extraordinary general meeting, the Shareholders’ circular and other relevant documents and to approve the despatch of such notice, circular and other relevant documents.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 August 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC